FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of May 2005
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant's name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No                         X
If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-

INCORPORATION BY REFERENCE
Sappi Limited's report for the conformed quarter results ended March 2005, furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration statement on Form S-8 of the Registrant filed December 23, 1999, (ii) the Section 10(a) Prospectus dated April 3, 2001 relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statement on Form S-8 of the Registrant filed December 15, 2004 in connection with The Sappi Limited 2004 Performance Share Incentive Plan, (iv) the Registration Statement on Form S-8 of the Registrant filed December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme and (v) the Section 10(a) Prospectus dated December 16, 2004 relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan. This Form 6-K includes a conformed version of the earnings announcement sent by the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the documents referred to in clauses (i) - (v) above.
FORWARD-LOOKING STATEMENTS
In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate ", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.
sappi
1st
2nd
3rd  4th
conformed quarter results and half-year
ended March 2005
Form S-8 Version

Sappi is the world’s leading
producer of coated fine paper
*
for the quarter ended March 2005
** as at 31 March 2005
† Rest of World
Sales by product group *
Sales: where the product
is sold *
Sales: where the product
is manufactured *
Geographic ownership **
■
Coated fine paper
■
Uncoated fine paper
■
Coated specialities
■
Commodity paper
■
Pulp
■
Other
64%
4%
9%
9%
12%
2%
■
North America
■
Europe
■
Southern Africa
■
Asia and other
28%
43%
15%
14%
■
North America
■
Europe
■
Southern Africa
28%
46%
26%
■
South Africa
■
North America
■
Europe and ROW †
47%
42%
11%

●
Headline EPS 12 US cents; EPS 10 US cents
●
Stable market demand
●
Continued currency pressure
●
Raw material cost increases slowing
●
Price increases in April
Quarter ended Half-year ended
March
Dec March
March
March
2005
2004 2004
2005
2004
Sales (US$ million)
1,225
1,253 1,185
2,478
2,305
Operating profit (US$ million) **
47
4 56
51
56
Operating profit to sales (%)
3.8
0.3 4.7
2.1
2.4
EBITDA * (US$ million) **
172
129 173
301
287
EPS (US cents)
10
(13) 10
(3)
0
Headline EPS (US cents) *
12
6 10
18
0
* Refer to notes 1 and 2 of the Supplemental Information for the reconciliation of these numbers and definitions of these terms.
** Operating profit and EBITDA for the half-year ended March 2005 reduced by US$42 million
(Quarter ended December 2004: US$41 million) in respect of asset impairments.
financial highlights
summary

During the quarter we remained firm on pricing of coated paper in North America and Europe to recover the significant cost increases of recent months and to begin to re-establish more acceptable margins. The move caused an initial sharp drop in our sales volumes in North
America and towards the end of the quarter also in Europe. Some of this decline did persist in
April, but we are confident that higher prices will be successfully implemented and that we will see improved margins and normal volumes in following quarters.
Market conditions were stable in our key businesses this quarter. In our largest market, Europe, demand for coated fine paper remained firm and taking account of the reduced shipping days resulting from the earlier Easter holidays, was slightly up compared to the same quarter last year.
In North America, coated fine paper demand growth remained positive, but a sharp influx of imports dampened domestic shipments. Demand levels experienced by our South African businesses were generally good, driven by a buoyant domestic economy and continued strong export demand for chemical cellulose.
Price movements were mixed. In Europe price increases were effective in April; our average sales price from our European business measured in US Dollars increased 2% on the prior quarter but was flat in Euro terms. Improved paper prices were realised by our North American business in comparison to the prior quarter; however, overall average sales prices were flat due to a higher proportion of pulp sales included in the mix. Prices realised by our South African fine paper business (measured in US Dollars) fell 2% in comparison to the prior quarter due to import pressure driven by the relative strength of the Rand. Price increases that averaged 4%
(measured in US Dollars) in comparison to the prior quarter were realised on pulp, chemical cellulose and packaging paper produced by our Forest Products division.
Cost savings initiatives announced last quarter proceeded well with run-rates at the level necessary to reach our year-end targets. However, these savings were to a large extent offset by raw material input cost escalation especially in our Fine Paper business, and the impact of the sustained strength of the Rand, which averaged R5.96 per US Dollar in the quarter, on our
South African businesses. The price impact for the group as a whole of higher wood, chemicals and energy costs reduced our earnings by US$30 million in comparison to the same quarter last year.
There was a small gain of US$3 million at the operating profit level from the fair value adjustment on plantations, net after fellings, largely as a result of higher than expected recovery of snow damaged wood. This compares to a gain of US$17 million in the same quarter last year.
Net finance costs of US$23 million for the quarter were US$3 million lower than the same quarter last year. The decrease stems primarily from gains on financial instruments.
Tax for the quarter was at an effective rate of 4%. There was a tax credit of US$6 million recorded in the quarter due to the recent reduction of the South African corporate tax rate from
30% to 29%.
comment
sappi limited – second quarter page 2

Headline earnings per share were 12 US cents, compared to 10 US cents in the equivalent quarter last year and 6 US cents in the prior quarter. Earnings per share were 10 US cents for the quarter, the same as the equivalent quarter last year.
cash flow
Cash generated by operations was US$168 million, 9% lower than a year earlier due to lower operating income. The annual dividend payment of US$68 million was paid in January 2005 and a further pension funding payment of US$22 million was also paid in the quarter.
Working capital increased by US$117 million in the quarter mainly as a result of higher inventories in North America and reduced payables related to annual rebate payments.
In North America we built inventory as a short-term fix of our service levels which had deteriorated last year as a result of scheduling and inventory management problems. We are now achieving our target service levels and will reduce inventory during the current quarter including taking downtime.
operating review for the quarter
Sappi Fine Paper
Quarter
Quarter Quarter
ended
ended ended
March 2005
March 2004 % Dec 2004
US$ million
US$ million change US$ million
Sales
977
967 1.0 1,011
Operating profit
18
10 80.0 16
Operating profit to sales (%)
1.8
1.0 – 1.6
Margins for our fine paper business were slightly improved in comparison to the prior quarter but are still much lower than acceptable levels. Margins were somewhat better than the same quarter last year as higher prices in US Dollar terms more than offset volume declines in all three components of this business and higher costs per ton. The key issues facing our fine paper business this quarter were our stance on coated paper prices, a sharp increase in imports into the US dampening domestic shipments in that region and continued raw material cost pressure in all regions.
sappi limited – second quarter page 3

operating review for the quarter (continued)
Europe
Quarter
Quarter Quarter
ended
ended % % ended
March 2005
March 2004 change change Dec 2004
US$ million
US$ million (US$) (Euro) US$ million
Sales
566
556 1.8 (3.0) 571
Operating profit
21
27 (22.2) (25.9) 28
Operating profit to sales (%)
3.7
4.9 – – 4.9
Our determination to increase our price levels for coated paper resulted in a short-term loss of revenue in the quarter and current low order book. We remain confident that higher prices will be achieved in our third financial quarter.
Cost reduction efforts are proceeding well. Due to our cost of quality and recipe optimisation work, variable costs were nearly flat in comparison to the previous quarter despite general raw material cost inflation and in particular higher purchased pulp costs. Headcount reduction plans related to the rationalisation of departments between two mills are on schedule. Raw material cost inflation slowed this quarter, but the impact of wood, energy and chemicals costs inflation was US$10 million in comparison to the same quarter last year.
North America
Quarter
Quarter Quarter
ended
ended ended
March 2005
March 2004 % Dec 2004
US$ million
US$ million change US$ million
Sales
339
339 – 357
Operating loss
(2)
(20) 90.0 (15)
Operating loss to sales (%)
(0.6)
(5.9) – (4.2)
sappi limited – second quarter page 4

Shipments of paper from our North American mills fell 6% in comparison to the same quarter last year largely as a result of remaining firm on prices early in the quarter. Industry coated fine paper demand growth was healthy, up 3% in comparison to the same quarter last year;
however, imports surged 24% which had a major negative impact on domestic shipments.
Consequently, shipments from US manufacturers fell 1% in comparison to the same quarter last year.
Price increases were gaining traction by March; but, the real impact of these will only be seen in the third fiscal quarter.
Raw material cost inflation remained a major issue. The price impact of higher wood, chemicals and energy costs was US$19 million in comparison to the same quarter last year and US$7 million in comparison to the December quarter.
We made progress reducing logistics and distribution costs this quarter. Delivery costs were down despite fuel surcharges and increases in carrier rates. We have also increased usage of rail transport. Notwithstanding these cost improvements, our operating performance next quarter will be adversely affected by commercial downtime and maintenance charges.
Fine Paper South Africa
Quarter
Quarter
Quarter
ended
ended
%
%
ended
March 2005
March 2004
change
change
Dec 2004
US$ million
US$ million
(US$)
(Rands)
US$ million
Sales
72
72
–
(12.5)
83
Operating profit (loss)
(1)
3
–
(129.2)
3
Operating profit (loss) to sales (%)
(1.4)
4.2
–
–
3.6
Our South African fine paper business incurred a small operating loss compared to a profit of
US$3 million in the same quarter last year. The relative strength of the Rand continues to attract imports and therefore puts pressure on prices. This had an adverse impact on both sales volumes which were down 7% compared to last year and on local prices. Export price realisations in Rand terms were also negatively affected. Average prices in Rand terms fell 4% in comparison to the prior quarter.
sappi limited – second quarter page 5

operating review for the quarter (continued)
Forest Products
Quarter
Quarter
Quarter
ended
ended
%
%
ended
March 2005
March 2004
change
change
Dec 2004
US$ million
US$ million
(US$)
(Rands)
US$ million
Sales
248
218
13.8
(0.4)
242
Operating profit (loss) *
30
48
(37.5)
(45.3)
(11)
Operating profit (loss) to sales (%)
12.1
22.0
–
–
(4.5)
* Operating profit for the quarter ended December 2004 reduced by US$41 million in respect of asset impairment.
Demand across all of Forest Products’ businesses remained fairly strong. Pulp and paper sales volumes increased 4% compared to the same quarter last year. Domestic prices continued to be under pressure from imports, driven by the continued strength of the Rand in comparison to the US Dollar. Export margins also decreased due to currency. Demand for chemical cellulose remained high and prices increased in US Dollar terms, largely in line with market paper pulp.
Average Rand prices for both domestic sales and exports of pulp and paper rose 2% in comparison to the prior quarter.
Management actions to improve efficiency and productivity at our Usutu Mill are ongoing and have started to show results.
Forest Products’ operating income for the quarter was US$30 million, compared to
US$48 million in the same quarter last year. US$14 million of the decline was due to a lower forestry fair value adjustment.
Cost reduction efforts are progressing well. Transport costs have been reduced through logistics optimisation actions including an earlier redesign of our trucks to increase loads. Headcount reduction is being achieved through careful evaluation of all job vacancies and personnel restructuring where possible. Purchasing programs to gain leverage from the strong Rand are ongoing.
sappi limited – second quarter page 6

outlook
Despite forecasts of lower GDP growth in our major markets, we expect the global supply-
demand balance for coated fine paper will continue to improve. Ad-spend growth, while forecast to slow somewhat in 2005 before picking up again in 2006, is still much higher than the levels that we saw in the period 2001-2003. Coated fine paper demand is closely correlated with ad-
spend growth, suggesting that coated fine paper demand growth will strengthen, and capacity additions are at a historically low level, which is expected to result in improved operating rates.
While the longer-term outlook is positive, current levels of profitability remain a concern. Our key objective is to improve our returns to a level higher than our cost of capital and to provide shareholder returns in excess of our peer group. We continue to focus on costs across the
Sappi group and in particular on improving our North American business. However, raw material cost increases continue to severely impact our margins and next quarter we will have a large seasonal maintenance charge of approximately US$22 million of direct costs. We remain confident about our prices given underlying market conditions and the cost pressure the industry is experiencing.
We plan to take downtime to readjust our inventory levels in North America and to match our output in Europe to customer demand during the quarter. This downtime will have a further detrimental impact on performance.
Price increases have already been realised in North America and are now being realised in
Europe. Despite this positive development and savings from our on-going cost reduction actions, the combination of high raw material costs and substantial downtime now makes it unlikely that earnings for the full year will match last year’s earnings.
On behalf of the Board
J C A Leslie D G Wilson
Director Director 29 April 2005
sappi limited
(Registration number 1936/008963/06)
NYSE Code: SPP
JSE Code: SAP
ISIN Code: ZAE 000006284
sappi limited – second quarter page 7

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives.
Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.
forward-looking statements
sappi limited – second quarter page 8

conformed financial results
for the quarter and half-year ended March 2005
Form S-8 Version
sappi limited – second quarter page 9

Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
March
March
March
March
2005
2004
2005
2004
US$ million
US$ million
% change
US$ million
US$ million
% change
Sales
1,225
1,185
3.4
2,478
2,305
7.5
Cost of sales
1,076
1,030
2,189
2,025
Gross profit
149
155
(3.9)
289
280
3.2
Selling, general and
administrative expenses
97
99
190
224
52
56
99
56
Other expenses
5
–
48
–
Operating profit
47
56
(16.1)
51
56
(8.9)
Net finance costs
23
26
52
54
Net paid
27
26
55
52
Capitalised
(1)
–
(1)
(1)
Net foreign exchange gains
(1)
(4)
(3)
(6)
Change in fair value of financial
instruments
(2)
4
1
9
Profit (loss) before tax
24
30
(20.0)
(1)
2
–
Taxation – current
12
13
20
24
– deferred
(11)
(6)
(15)
(21)
Net profit (loss)
23
23
–
(6)
(1)
–
Earnings(loss)per share
(US cents)
10
10
(3)
0
Weighted average number of
shares in issue (millions)
225.6
226.1
225.8
226.3
Diluted earnings(loss)per share
(US cents)
10
10
(3)
0
Weighted average number of
shares on fully diluted basis
(millions)
226.8
228.3
227.1
228.4
group income statement
sappi limited – second quarter page 10

Reviewed
Reviewed
March 2005
Sept 2004
US$ million
US$ million
ASSETS
Non-current assets
4,655
4,564
Property, plant and equipment
3,660
3,670
Plantations
583
548
Deferred taxation
66
84
Other non-current assets
346
262
Current assets
1,517
1,580
Cash and cash equivalents
247
484
Trade and other receivables
370
331
Inventories
900
765
Total assets
6,172
6,144
EQUITY AND LIABILITIES
Shareholders’ equity
Ordinary shareholders’ interest
2,151
2,157
Non-current liabilities
2,409
2,463
Interest-bearing borrowings
1,621
1,693
Deferred taxation
446
453
Other non-current liabilities
342
317
Current liabilities
1,612
1,524
Interest-bearing borrowings
451
364
Bank overdraft
109
11
Taxation payable
116
137
Other current liabilities
936
1,012
Total equity and liabilities
6,172
6,144
Number of shares in issue at balance sheet date (millions)
225.7
226.5
group balance sheet
sappi limited – second quarter page 11

Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
March
March
March
March
2005
2004
2005
2004
US$ million
US$ million
US$ million
US$ million
Cash generated by operations
168
184
305
290
Movement in working capital
(117)
(31)
(266)
(144)
Net finance costs
(24)
(26)
(58)
(52)
Taxation paid
(12)
(4)
(39)
(19)
Dividends paid
(68)
(66)
(68)
(66)
Cash retained (utilised) from operating
activities
(53)
57
(126)
9
Cash effects of investing activities
(79)
(96)
(206)
(185)
(132)
(39)
(332)
(176)
Cash effects of financing activities
10
(25)
80
(99)
Net movement in cash and cash
equivalents
(122)
(64)
(252)
(275)
group cash flow statement
sappi limited – second quarter page 12

Reviewed
Reviewed
Half-year ended
Half-year ended
March 2005
March 2004
US$ million
US$ million
Balance – beginning of year as reported
2,119
1,945
Change in accounting policy – refer to note 1
38
38
Balance – beginning of year restated
2,157
1,983
Net loss
(6)
(1)
Foreign currency translation reserve
70
130
Revaluation of derivative instruments
12
(7)
Dividends paid – US$ 0.30 (2004: US$ 0.29) per share
(68)
(66)
Share buybacks net of transfers to participants of the
share purchase trust
(14)
(11)
Balance – end of period
2,151
2,028
group statement of changes in
shareholders’ equity
sappi limited – second quarter page 13

1. Basis of preparation
The annual financial statements are prepared in conformity with South African Statements of
Generally Accepted Accounting Practice (SA GAAP). These quarterly results have been prepared in compliance with AC 127 (Interim financial reporting) and are based on accounting policies which are consistent with those used in the annual financial statements.
The same accounting policies have been followed as in the annual financial statements for
September 2004, except for the new accounting standard AC 501 - Accounting for
“Secondary Tax on Companies (STC)” – which became effective from the beginning of the current financial year. This has resulted in the recognition of a deferred tax asset for unused tax credits to the extent that they will be utilised in the future.
The adoption of the new accounting policy resulted in an increase in shareholders’ equity of
US$38 million at September 2004 (September 2003: increase of US$38 million). The effect on net profit for the current quarter is nil (December 2004 quarter: decrease of US$8 million;
March 2004 quarter: nil). Where appropriate, comparative figures have been restated.
The preliminary results for the quarter have been reviewed in terms of South African Auditing
Standards by the group’s auditors, Deloitte & Touche. Their unqualified review report is available for inspection at the company’s registered offices.
2. Comparative figures
Certain comparative amounts have been reclassified between deferred tax and current tax.
This had no effect on reported net income or shareholders’ equity.
notes to the group results
sappi limited – second quarter page 14

Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
March
March
March
March
2005
2004
2005
2004
US$ million
US$ million
US$ million
US$ million
3. Operating profit
Included in operating profit are the
following non-cash items:
Depreciation and amortisation
Depreciation of property, plant and
equipment
108
103
216
203
Other amortisation
–
1
1
1
108
104
217
204
Asset impairment
1
–
42
–
109
104
259
204
Fair value adjustment (gains) on
plantations (included in cost of sales)
Changes in volume
Fellings *
17
13
33
27
Growth
(19)
(13)
(33)
(28)
(2)
–
–
(1)
Changes in fair value
(1)
(17)
(17)
(24)
(3)
(17)
(17)
(25)
The above fair value adjustment gains
have been partially offset by silviculture
costs
11
9
22
18
4. Capital expenditure
Property, plant and equipment
60
84
138
167
* The amount charged against the income statement representing the standing value of the plantations harvested.
sappi limited – second quarter page 15

Reviewed
Reviewed
March 2005
Sept 2004
US$ million
US$ million
5. Capital commitments
Contracted but not provided
66
76
Approved but not contracted
259
198
325
274
6. Contingent liabilities
Guarantees and suretyships
78
68
Other contingent liabilities
11
15
notes to the group results (continued)
sappi limited – second quarter page 16

additional information
Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
March
March
March
March
2005
2004
2005
2004
US$ million
US$ million
US$ million
US$ million
1. Net profit (loss) to EBITDA
(1)
reconciliation
Net profit (loss)
23
23
(6)
(1)
Net finance costs
23
26
52
54
Taxation – current
12
13
20
24
– deferred
(11)
(6)
(15)
(21)
Depreciation
108
103
216
203
Amortisation (including fellings)
17
14
34
28
EBITDA
(1) (2)
172
173
301
287
(1)
Earnings before interest (net finance costs), tax, depreciation and amortisation.
(2)
EBITDA for the half-year ended March 2005 reduced by US$42 million (Quarter ended December 2004:
US$41 million) in respect of asset impairments.
In connection with the U.S. Securities Exchange Commission (“SEC”) rules relating to “Conditions for Use of Non-GAAP Financial Measures”, we have reconciled EBITDA to net profit rather than operating profit. As a result our definition retains other income/expenses as part of EBITDA.
We use EBITDA as an internal measure of performance and believe it is a useful and commonly used measure of financial performance in addition to operating profit and other profitability measures under SA GAAP. EBITDA is not a measure of performance under SA GAAP. EBITDA should not be construed as an alternative to operating profit as an indicator of the company’s operations in accordance with SA GAAP. EBITDA is also presented to assist our shareholders and the investment community in interpreting our financial results. This financial measure is regularly used as a means of comparison of companies in our industry by removing certain differences between companies such as depreciation methods, financing structures and taxation regimes. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully.
supplemental information
sappi limited – second quarter page 17

supplemental information
sappi limited – second quarter page 18
Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
March
March
March
March
2005
2004
2005
2004
US$ million
US$ million
US$ million
US$ million
2. Calculation of Headline
eanings (loss) *
Net profit (loss)
23
23
(6)
(1)
Write-off of assets
3
–
4
–
Impairment of assets
1
–
42
–
Headline earnings (loss)
27
23
40
(1)
Headline earnings per
share (US cents) *
12
10
18
0
Weighted average
number of shares in
issue (millions)
225.6
226.1
225.8
226.3
Diluted earnings (loss)
per share (US cents)
10
10
(3)
0
Diluted headline earnings
per share (US cents) *
12
10
18
0
Weighted average number
of shares on fully diluted
basis (millions)
226.8
228.3
227.1
228.4
*Headline earnings (loss) disclosure is required by the JSE Securities Exchange South Africa.
3. Exchange rates
March
Dec
Sept
June
March
2005
2004
2004
2004
2004
Exchange rates:
Period end rate: US $1 = ZAR
6.2059
5.6480
6.4290
6.3224
6.5738
Average rate for the Quarter: US $1 = ZAR
5.9577
6.0649
6.3830
6.5953
6.8054
Average rate for the YTD: US $1 = ZAR
6.0632
6.0649
6.6824
6.7661
6.8363
Period end rate: EUR 1 = US$
1.2982
1.3456
1.2309
1.2138
1.2150
Average rate for the Quarter: EUR 1 = US$
1.3110
1.2848
1.2233
1.2051
1.2497
Average rate for the YTD: EUR 1 = US$
1.2911
1.2848
1.2152
1.2118
1.2161
The financial results of entities with reporting currencies other than the US Dollar are translated into
US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.

regional information
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
March
March
March
March
2005
2004
2005
2004
Metric tons
Metric tons
Metric tons
Metric tons
(000’s)
(000’s) % change
(000’s)
(000’s) % change
Sales
Fine Paper –
North America
331
362 (8.6)
681
699 (2.6)
Europe
595
611 (2.6)
1,206
1,199 0.6
Southern Africa
69
74 (6.8)
147
146 0.7
Total
995
1,047 (5.0)
2,034
2,044 (0.5)
Forest Products – Pulp and paper operations
389
373 4.3
780
757 3.0
Forestry operations
369
341 8.2
750
658 14.0
Total
1,753
1,761 (0.5)
3,564
3,459 3.0
Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
March
March
March
March
2005
2004
2005
2004
US$ million
US$ milllion % change
US$ million
US$ milllion % change
Sales
Fine Paper –
North America
339
339 –
696
655 6.3
Europe
566
556 1.8
1,137
1,074 5.9
Southern Africa
72
72 –
155
143 8.4
Total
977
967 1.0
1,988
1,872 6.2
Forest Products – Pulp and paper operations
230
203 13.3
452
404 11.9
Forestry operations
18
15 20.0
38
29 31.0
Total
1,225
1,185 3.4
2,478
2,305 7.5
Operating profit
Fine Paper –
North America
(2)
(20) 90.0
(17)
(74) 77.0
Europe
21
27 (22.2)
49
42 16.7
Southern Africa
(1)
3 –
2
8 (75.0)
Total
18
10 80.0
34
(24) –
Forest Products *
30
48 (37.5)
19
83 (77.1)
Corporate
(1)
(2) 50.0
(2)
(3) 33.3
Total *
47
56 (16.1)
51
56 (8.9)
supplemental information
sappi limited – second quarter page 19

note:(1 ADR = 1 sappi share)
sappi ordinary shares
ADR price (NYSE TICKER: SPP)
sappi limited – second quarter page 20
1 Jan
2002
1 Apr
2002
1 Jul
2002
1 Oct
2002
1 Jan
2003
1 Apr
2003
1 Jul
2003
1 Oct
2003
1 Jan
2004
1 Apr
2004
1 Jul
2004
1 Oct
2004
1 Jan
2005
1 Apr
2005
29 April
2005
1 Jan
2002
1 Apr
2002
1 Jul
2002
1 Oct
2002
1 Jan
2003
1 Apr
2003
1 Jul
2003
1 Oct
2003
1 Jan
2004
1 Apr
2004
1 Jul
2004
1 Oct
2004
1 Jan
2005
1 Apr
2005
29 April
2005
180
160
140
120
100
80
60
40
20
0
18
16
14
12
10
8
6
4
2
0

sappi limited – second quarter page 21
notes

PRINTED BY INCE (PTY) LTD
notes
sappi limited – second quarter page 22

this report is available on the Sappi website
www.sappi.com
Transfer Secretaries:
South Africa:
United States
United Kingdom:
Computershare Investor
ADR Depository:
Capita Registrars
Services 2004 Limited
The Bank of New York
The Registry
70 Marshall Street
Investor Relations
34 Beckenham Road
Johannesburg 2001
PO Box 11258
Beckenham, Kent
PO Box 61051
Church Street Station
BR3 4TU, DX 91750
Marshalltown 2107
New York, NY 10286-1258
Beckenham West
Tel +27 (0)11 370 5000
Tel +1 610 382 7836
Tel +44 (0)208 639 2157

Printed on Sappi Avalon Supreme Matt 250g/m
2
and 150g/m
2
www.sappi.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 31, 2005
SAPPI LIMITED,
by
/s/ D. G. Wilson
Name: D. G. Wilson
Title: Executive Director: Finance